UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of July 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
 Change of Auditor
On June 15, 2025, BloomZ Inc. (the Company) terminated the engagement of its former independent registered public accounting firm, Assentsure PAC, and appointed GGF CPA LTD as its new independent registered public accounting firm for the fiscal year ending September 30, 2025, and the six-month period ending March 31, 2025. The appointment was approved and recommended by the Audit Committee of the Board of Directors.
The audit reports of Assentsure on the Company consolidated financial statements for the fiscal years ended September 30, 2023, and 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
During the Company two most recent fiscal years and the subsequent interim period prior to June 15, 2025, there were no disagreements (as defined in Item
 16F(a)(1)(iv) of Form 20-F) between the Company and Assentsure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Assentsure satisfaction, would have caused Assentsure to make reference to the subject matter of the disagreement in connection with its reports on the Company financial statements for such periods. Additionally, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F) other than those previously reported, if any, in the Company annual reports.
On July 3, 2025, Assentsure PAC issued a letter addressed to the SEC confirming that it had read the statements made by BloomZ Inc. in this Form 6-K regarding the termination of its engagement and that it does not disagree with the contents of paragraphs (a) and (b) of the filing. A copy of Assentsure letter is attached hereto as Exhibit 99.1.
Prior to the engagement of GGF, during the two most recent fiscal years and through the date hereof, neither the Company nor anyone acting on its behalf consulted with GGF regarding (a) the application of accounting principles to a specified transaction, completed or proposed; or the type of audit opinion that might be rendered on the Company consolidated financial statements, and neither a written report nor oral advice was provided by GGF that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(iv) and (v) of Form 20-F.
The Company would like to express its appreciation to all parties involved in the selection process and looks forward to a productive and transparent relationship with its new auditor.

Exhibit Index
Exhibit No.	Description
99.1	Letter from Assentsure PAC to the SEC dated July 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: July 8, 2025